[POPULAR, INC. LOGO]

                                    [PHOTO]


                                 Popular, Inc.

                                 First Quarter

                                     Report


                                 March 31, 2001

LETTER TO SHAREHOLDERS

Economic conditions in the U.S. continued to weaken during the first quarter of 2001. The Federal Reserve immediately reacted by cutting the Federal funds target rate by a total of 150 basis points during the quarter to 5.00%, taking it to where it was in June 1999 just after it began a year-long series of rate hikes that ended in May 2000. Further rate cuts are expected, as risks are weighed toward conditions that may generate economic weakness and to keep the economy from falling into a recession.

         Our Corporation's net income amounted to $74.2 million or $0.53 per common share for the first quarter of 2001 compared with $64.2 million or $0.46 per common share for the first quarter of 2000. Net earnings for the last quarter of 2000 were $75.5 million, or $0.54 per common share. Net income for the first quarter of 2001 represented annualized return on assets (ROA) and return on common equity (ROE) of 1.09% and 15.25%, respectively. These profitability ratios compare with an ROA of 1.01% and ROE of 14.57% attained during the first quarter of 2000, and 1.09% and 15.72%, respectively, for the last quarter of 2000.

         The results for the first quarter of 2001, when compared with the same period a year ago, reflected a rise of $13.5 million in net interest income, a growth of $12.7 million in other income, excluding securities and trading gains, together with a decrease of $6.5 million in operating expenses. These improvements were partially offset by a decrease of $13.5 million in the gain on sale of securities and trading activities and an increase of $8.4 million in income tax. Furthermore, the Corporation reflected a gain of $0.7 million (net of tax) as a cumulative effect upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This accounting pronouncement requires recognition of all derivatives as either assets or liabilities in the statement of condition measured at fair value.

         Net interest income for the first quarter of 2001 grew to $255.7 million from $242.2 million for the same period a year earlier. This growth was primarily due to an increase of $2.4 billion in average earning assets, particularly a $1.2 billion growth in loans and a $1.1 billion increase in investments, tempered by a lower net interest margin. For the first quarter of 2001, the net interest yield on a taxable equivalent basis was 4.21%, compared with 4.42% for the same period a year earlier, mainly as a result of a higher cost of interest-bearing liabilities, particularly long-term debt and time deposits. Also, the average yield on loans declined due to lower credit card income resulting from the sale of the U.S. credit card portfolio in 2000 and to the portfolio mix which reflects higher average mortgage loans this quarter in proportion to the total portfolio. In addition, the declining interest rate scenario at the beginning of 2001 negatively impacted the yield in commercial loans with floating rates. The decline in the net interest yield was partially tempered by a rise in the yield on investment securities. For the last quarter of 2000, the net interest yield was 4.06%. The improvement in the net interest margin since the last quarter of 2000 stems principally from a reduction in the cost of funding earning assets.

         For the first quarters of 2001 and 2000, the provision for loan losses amounted to $50.0 million while net charge-offs for the first quarter of 2001 were $36.1 million compared with $48.6 million for the same quarter a year earlier. Net charge-offs as a percentage of average loans decreased to 0.89% for the three-month period ended March 31, 2001, from 1.29% for the same period in 2000.

         Other operating income, excluding securities and trading transactions, amounted to $114.4 million for the first quarter of 2001 compared with $101.6 million for the same period in 2000. Debit card fees, insurance fees, and processing fees rose driven by an increase in the volume of electronic transactions, continued business expansion, and initiatives to diversify sources of revenues, including insurance products and services to the unbanked population. Moreover, service charges on deposit accounts also grew as a result of higher commercial account activity and the implementation during 2000 of new fees in deposit accounts. These increases were tempered by a decrease in other income of $2.5 million resulting from lower revenues from the Corporation's leasing subsidiary and the loss of revenues derived from Banco Fiduciario (BF), sold in the latter part of 2000.

         Gains on sale of securities and trading account profits for the quarter ended March 31, 2001, amounted to $0.6 million compared with $14.1 million for the same quarter in 2000. During the first quarter of 2000, the Corporation exercised its conversion right and exchanged its investment in preferred stock of a financial corporation in Puerto Rico for common stock of the same entity, recognizing a pretax gain of $13.4 million.

         Our operating expenses for the three-month period ended March 31, 2001, amounted to $220.0 million reflecting a 2.9% reduction from the $226.5 million reported for the same period a year earlier. This reduction was mainly attained in business promotion, other operating expenses and professional fees as a result of cost management initiatives implemented in 2000, together with a realignment of business efforts, including the sale of BF and the U.S. credit card operations during 2000. In addition, the amortization of intangibles also reflected a decrease, as core deposits intangibles recorded on the merger with BanPonce Corporation in 1990 became fully amortized at the end of 2000. Income tax expense increased to $27.2 million from $18.8 million for the first quarter of 2000.

         Popular Inc.'s total assets grew to $27.3 billion, compared with $25.3 billion at the same date in 2000. Total assets were $28.1 billion as of

                                                    Popular, Inc. 2001 Quarterly




December 31, 2000. Loans at March 31, 2001, increased 8.6% to $16.5 billion, compared with $15.2 billion at the same date in 2000 and $16.1 billion at December 31, 2000, led by a rise of $1.1 billion in the mortgage loan portfolio from March 31, 2000. The allowance for loan losses was $305 million or 1.85% of loans at March 31, 2001, compared with $293 million or 1.93% at March 31, 2000, and $291 million or 1.81% at December 31, 2000. The allowance as a percentage of non-performing assets was 83.01% at March 31, 2001, compared with 81.23% at the end of the first quarter of 2000 and 83.82% at December 31, 2000.

         Total deposits as of March 31, 2001, amounted to $15.1 billion from $14.3 billion at the same date in 2000 and $14.8 billion at December 31, 2000. Borrowings reached $9.6 billion at the end of the first quarter of 2001, compared with $8.8 billion a year earlier and $10.8 billion at December 31, 2000.

         Stockholders' equity at March 31, 2001 rose to $2.1 billion compared with $1.7 billion at the same date in 2000. Included in stockholders' equity at March 31, 2001, was $82 million in unrealized gains on securities available-for-sale, net of tax, compared with $161 million in unrealized losses a year earlier. At December 31, 2000, stockholders' equity amounted to $2.0 billion, including $4 million in unrealized gains on securities available-for-sale.

         The Corporation's stock market value was $29.45 at the end of the quarter, compared with $22.19 at March 31, 2000, and $26.31 at December 31, 2000. At the end of the first quarter of 2001, the Corporation had a market capitalization of $4.0 billion and a book value per share of $14.86.

--------------------------------------------------------------------------------

In January 2001, Banco Popular North America (BPNA) inaugurated its first branch in Miami, Florida. This branch will offer a wide range of products and financial services to the Hispanic community in this area. With the opening of this branch, BPNA now operates 96 branches in the principal markets of Florida, New York, Texas, Illinois, California and New Jersey.




/s/ Richard L. Carrion
-----------------------
Chairman
President
Chief Executive Officer


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


                                                    Popular, Inc. 2001 Quarterly


FINANCIAL HIGHLIGHTS


                                                           At March 31,                   Average for the quarter
                                                --------------------------------   -------------------------------------
BALANCE SHEET HIGHLIGHTS                        2001         2000       Change        2001         2000       Change
------------------------------------------------------------------------------------------------------------------------
(In thousands)

Money market investments                    $   970,299  $   892,652  $   77,647   $   953,664 $   851,516  $  102,148
Investment and trading securities             8,211,330    7,509,220     702,110     8,993,341   7,877,471   1,115,870
Loans                                        16,509,477   15,200,931   1,308,546    16,204,326  15,027,521   1,176,805
Total assets                                 27,312,158   25,302,025   2,010,133    27,707,263  25,466,481   2,240,782
Deposits                                     15,093,179   14,337,861     755,318    14,831,555  14,147,519     684,036
Borrowings                                    9,629,177    8,833,572     795,605    10,392,809   9,024,486   1,368,323
Stockholders' equity                          2,122,974    1,682,293     440,681     2,018,788   1,815,021     203,767
------------------------------------------------------------------------------------------------------------------------


                                                     First quarter
                                            -----------------------------------

OPERATING HIGHLIGHTS                            2001        2000       Change
------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share information)

Net interest income                         $   255,717  $   242,240  $   13,477
Provision for loan losses                        50,034       50,013          21
Fees and other income                           114,967      115,726        (759)
Other expenses, net of minority interest        247,104      243,764       3,340
Cumulative effect of accounting changes             686           --         686
Net income                                  $    74,232  $    64,189  $   10,043
Net income applicable to common stock       $    72,145  $    62,102  $   10,043
Earnings per common share                          0.53         0.46        0.07
------------------------------------------------------------------------------------------------------------------------


                                                   First quarter
                                                 ------------------

SELECTED STATISTICAL INFORMATION                  2001         2000
------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Market price
    High                                         $29.45     $  26.88
    Low                                           25.25        18.63
    End                                           29.45        22.19
Book value at period end                          14.86        11.66
Dividends declared                                 0.16         0.16
Dividend payout ratio                             30.16%       34.98%
Price/earnings ratio                              14.44x       11.99x
------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
Return on assets                                   1.09%        1.01%
Return on common equity                           15.25        14.57
Net interest spread (taxable equivalent)           3.40         3.61
Net interest yield (taxable equivalent)            4.21         4.42
Effective tax rate                                26.97        23.03
Overhead ratio                                    41.06        45.73
Efficiency ratio                                  59.44        65.87
------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS
Equity to assets                                   7.29%        7.13%
Tangible equity to assets                          6.34         6.01
Equity to loans                                   12.46        12.08
Internal capital generation                        9.98         8.90
Tier I capital to risk-adjusted assets            10.63        10.04
Total capital to risk-adjusted assets             12.59        12.09
Leverage ratio                                     6.59         6.32
------------------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS
Allowance for losses to loans                      1.85%        1.93%
Allowance to non-performing assets                83.01        81.23
Allowance to non-performing loans                 89.76        89.25
Non-performing assets to loans                     2.23         2.38
Non-performing assets to total assets              1.35         1.43
Net charge-offs to average loans                   0.89         1.29
Provision to net charge-offs                       1.38x        1.03x
Net charge-offs earnings coverage                  4.17         2.71


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

ADDITIONAL INFORMATION


BOARD OF DIRECTORS
  Richard L. Carrion, Chairman
  Antonio Luis Ferre, Vice Chairman **
  Juan A. Albors Hernandez *
  Alfonso F. Ballester *
  Jose A. Bechara Bravo *
  Salustiano Alvarez Mendez*
  Juan J. Bermudez
  Francisco J. Carreras
  Jose B. Carrion Jr. *
  David H. Chafey Jr.
  Maria Luisa Ferre *
  Hector R. Gonzalez
  Jorge A. Junquera **
  Manuel Morales Jr.
  Alberto M. Paracchini
  Francisco M. Rexach Jr.
  J. Adalberto Roig Jr. *
  Felix J. Serralles Nevares
  Julio E. Vizcarrondo Jr.
   Samuel T. Cespedes, Secretary
         * Director of Banco Popular de Puerto Rico only
        ** Director of Popular, Inc. only

EXECUTIVE OFFICERS

  Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
  David H. Chafey Jr., Senior Executive Vice President
  Jorge A. Junquera, Senior Executive Vice President
  Maria Isabel P. de Burckhart, Executive Vice President
  Roberto R. Herencia, Executive Vice President
  Larry B. Kesler, Executive Vice President
  Tere Loubriel, Executive Vice President
  Humberto Martin, Executive Vice President
  Emilio E. Pinero, Executive Vice President
  Brunilda Santos de Alvarez, Executive Vice President
  Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION

  Shareholder Assistance: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:
     Banco Popular de Puerto Rico
     Popular Center Building - 4th Floor
     Trust Division (725)
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918

  PUBLICATIONS: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's
  Division at (787) 765-9800 ext. 6101, or visit our web site at http://www.popularinc.com.

  DIVIDEND REINVESTMENT PLAN: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

  - Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.

  - Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.

  - No brokerage commissions are charged on purchases under this plan.

  - Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.

  If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.


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


                                                    Popular, Inc. 2001 Quarterly


CONSOLIDATED STATEMENTS OF CONDITION

                                                                                    Quarter ended
                                                                                      March 31,
                                                                           ------------------------------
In thousands                                                                    2001               2000
----------------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                                 $   639,808        $   606,383
----------------------------------------------------------------------------------------------------------------
   Money market investments
    Federal funds sold and securities purchased
      under agreements to resell                                               961,126            850,216
    Time deposits with other banks                                               8,397             41,692
    Bankers' acceptances                                                           776                744
----------------------------------------------------------------------------------------------------------------
                                                                               970,299            892,652
----------------------------------------------------------------------------------------------------------------
   Investment securities available-for-sale, at market value                 7,681,290          6,916,382
   Investment securities held-to-maturity, at amortized cost                   312,170            384,365
   Trading account securities, at market value                                 217,870            208,473
   Loans held-for-sale, at lower of cost or market                             834,242            556,813
   Loans                                                                    16,016,458         15,001,946
      Less - Unearned income                                                   341,223            357,828
             Allowance for loan losses                                         305,295            293,442
----------------------------------------------------------------------------------------------------------------
                                                                            15,369,940         14,350,676
----------------------------------------------------------------------------------------------------------------
   Premises and equipment                                                      403,263            437,932
   Other real estate                                                            27,638             32,448
   Customers' liabilities on acceptances                                         1,941              8,308
   Accrued income receivable                                                   202,088            167,853
   Other assets                                                                376,801            438,706
   Intangible assets                                                           274,808            301,034
----------------------------------------------------------------------------------------------------------------
                                                                           $27,312,158        $25,302,025
================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
   Deposits:
    Non-interest bearing                                                   $ 3,001,269        $ 2,998,252
    Interest bearing                                                        12,091,910         11,339,609
----------------------------------------------------------------------------------------------------------------
                                                                            15,093,179         14,337,861
   Federal funds purchased and securities sold under agreements
     to repurchase                                                           4,053,012          4,151,527
   Other short-term borrowings                                               3,067,197          2,441,885
   Notes payable                                                             2,233,968          1,965,160
   Acceptances outstanding                                                       1,941              8,308
   Other liabilities                                                           463,976            418,985
----------------------------------------------------------------------------------------------------------------
                                                                            24,913,273         23,323,726
----------------------------------------------------------------------------------------------------------------
   Subordinated notes                                                          125,000            125,000
----------------------------------------------------------------------------------------------------------------
   Preferred beneficial interest in Popular North America's
     junior subordinated deferrable interest debentures guaranteed
     by the Corporation                                                        150,000            150,000
----------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                     911             21,006
----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
   Preferred stock                                                             100,000            100,000
   Common stock                                                                830,934            828,254
   Surplus                                                                     262,748            245,719
   Retained earnings                                                           915,394            734,681
   Treasury stock, at cost                                                     (66,136)           (64,150)
   Accumulated other comprehensive income (loss), net of tax                    80,034           (162,211)
----------------------------------------------------------------------------------------------------------------
                                                                             2,122,974          1,682,293
----------------------------------------------------------------------------------------------------------------
                                                                           $27,312,158        $25,302,025
================================================================================================================


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
                                                    Popular, Inc. 2001 Quarterly


CONSOLIDATED STATEMENTS OF INCOME

                                                                             Quarter ended
                                                                               March 31,
                                                                    ----------------------------------
Dollars in thousands, except per share information                    2001                   2000
------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans                                                            $393,565              $376,520
   Money market investments                                           15,306                13,248
   Investment securities                                             138,059               112,130
   Trading account securities                                          3,521                 3,903
------------------------------------------------------------------------------------------------------
                                                                     550,451               505,801
------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
   Deposits                                                          132,777               122,474
   Short-term borrowings                                             120,521               102,825
   Long-term debt                                                     41,436                38,262
------------------------------------------------------------------------------------------------------
                                                                     294,734               263,561
------------------------------------------------------------------------------------------------------
Net interest income                                                  255,717               242,240
Provision for loan losses                                             50,034                50,013
------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                  205,683               192,227
Service charges on deposit accounts                                   34,658                30,223
Other service fees                                                    58,175                47,365
Gain on sale of securities                                               290                13,264
Trading account profit                                                   309                   817
Other operating income                                                21,535                24,057
------------------------------------------------------------------------------------------------------
                                                                     320,650               307,953
------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Personnel costs:
   Salaries                                                           77,778                78,594
   Profit sharing                                                      5,097                 4,132
   Pension and other benefits                                         22,019                20,498
------------------------------------------------------------------------------------------------------
                                                                     104,894               103,224
Net occupancy expenses                                                17,195                16,559
Equipment expenses                                                    24,127                23,434
Other taxes                                                            8,810                 8,575
Professional fees                                                     15,385                17,678
Communications                                                        11,887                10,802
Business promotion                                                    10,545                14,087
Printing and supplies                                                  4,319                 5,172
Other operating expenses                                              15,931                18,381
Amortization of intangibles                                            6,876                 8,592
------------------------------------------------------------------------------------------------------
                                                                     219,969               226,504
------------------------------------------------------------------------------------------------------
Income before income tax, minority interest
  and cumulative effect of accounting changes                        100,681                81,449
Income tax                                                            27,151                18,756
Net loss of minority interest                                             16                 1,496
------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                 73,546                64,189
Cumulative effect of accounting changes, net of tax                      686                     -
------------------------------------------------------------------------------------------------------

NET INCOME                                                          $ 74,232              $ 64,189
======================================================================================================

NET INCOME APPLICABLE TO COMMON STOCK                               $ 72,145              $ 62,102
======================================================================================================

EARNINGS PER COMMON SHARE (BASIC AND DILUTED)(BEFORE AND AFTER
CUMULATIVE EFFECT OF ACCOUNTING CHANGES)                             $  0.53               $  0.46
======================================================================================================


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

SUBSIDIARIES


CENTRAL OFFICE

  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

BANCO POPULAR DE PUERTO RICO

  Puerto Rico Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

  VIRGIN ISLANDS OFFICE
  193 Estate Altona & Welgunst
  St. Thomas, Virgin Islands 00802
  Telephone: (340) 693-2777

BANCO POPULAR NORTH AMERICA

  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (773) 772-8600

BANCO POPULAR, NATIONAL ASSOCIATION

  5551 Vanguard Street
  Suite 100
  Orlando, Florida 32819
  Telephone: (407) 370-7482

ATH COSTA RICA / CREST, S.A.

  Costado Este del Banco Central
  Calle  2 Entre Ave. Central y Primera
  San Jose Centro, Costa Rica
  Telephone: (011) 506-257-4112

GM GROUP, INC.

  1590 Ponce de Leon Avenue
  San Juan, Puerto Rico 00926
  Telephone: (787) 751-4343

EQUITY ONE, INC.

  Marlton Crossing Office Park
  400 Lippincott Drive
  Marlton, New Jersey 08053
  Telephone: (856) 396-2600

POPULAR MORTGAGE, INC.

  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

LEVITT MORTGAGE

  Galeria San Patricio
  B-5 Tabonuco St.
  Suite 207
  Guaynabo, Puerto Rico 00968
  Telephone: (787) 749-8787

POPULAR LEASING & Rental, Inc.

  M-1046 Federico Costa St.
  Tres Monjitas Industrial
    Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

POPULAR LEASING, USA

  16296 Westwood
  Business Parkdrive
  Ellisville, Missouri 63021
  Telephone: (609) 273-1119

POPULAR FINANCE, INC.

  10 Salud Street
  El Senorial Condominium
  Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

POPULAR CASH EXPRESS, INC.

  6200 North Hiawatha
  Suite 200
  Chicago, Illinois 60646
  Telephone: (773) 205-8300

POPULAR SECURITIES, INC.

  Popular Center
  209 Munoz Rivera Avenue
  Suite 1020
  San Juan, Puerto Rico 00918
  Telephone: (787) 766-4200

POPULAR INSURANCE, INC.

  270 Munoz Rivera Avenue
  McConnell Bldg. 6th Floor
  Hato Rey, Puerto Rico 00918
  Telephone: (787) 759-0080


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